HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2015

Assets

Cash and cash equivalents	$	2,989,410
Brokerage commissions receivable		218,348
Other assets		26,425
Total assets	$	3,234,183

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliates	$	200,943
Accrued expenses and other liabilities		27,112
Total liabilities		228,055
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		2,956,128
Total stockholder's equity		3,006,128
Total liabilities and stockholder's equity	$	3,234,183

See accompanying notes to financial statements.